NEWS RELEASE

OLYMPUS:	MAJOR POTENTIAL INDICATED: 300 METER STEP-OUT HOLE HITS
12.24 G/T AT HIGH GRADE PHUOC SON PROPERTY

HIGHLIGHTS:

•	300 meter step-out from hole 209 intersection of 6.94 g/t over 8.01 m hits high grade (12.24 g/t over 1.95 m) and persistent alteration.
•	Mineralized zone now has a defined length of approximately 900m and remains open in all directions for further expansion.
•	On-going positive results indicate large-scale resource potential.

TORONTO, February 22, 2007 - Olympus Pacific Minerals Inc. (TSX: OYM ) is pleased to report continued success from drilling on the North Deposit at the Phuoc Son Gold property.

Hole 210 an aggressive 300 meter step-out from hole 209 (6.94 g/t over 8.01 meters) has intersected significant alteration and mineralization assaying 12.24 g/t gold over 1.95 meters.

Olympus VP - Exploration, Roger Dahn, states, “hole 210 has extended the high grade mineralization over a strike length of approximately 900 meters and the zone remains open for further expansion. This is a six fold increase since mid 2006. Substantial drilling is planned to delineate the large resource potential of this system. Additional drill rigs are being added to the program”

Nine holes have been completed on the northern extension since November 2006. Every hole has encountered significant alteration thickness and mineralization. Significant results include assays such as 8.18 g/t gold over 1.85 meters, 38.81 g/t gold over 1.25 meters, 8.61 g/t over 1.55m, 6.94 g/t over 8.01 meters and 12.24 g/t over 1.95 meters from holes 199, 204, 208, 209 and 210, respectively. Assay highlights are set out in the attached table and figures.

Olympus has completed the Phuoc Son feasibility study for construction of the company’s second gold processing plant in Vietnam. Mr. Patterson - President Olympus said “Although the study was only based on the unexpanded resource ( i.e. the resource prior to the recent drilling success) it has never the less produced very positive results” The study is currently being independently reviewed for National Instrument 43-101 compliance. In addition, a resource update has been completed for Phuoc Son and that should be published within the next two weeks.

The Company's 85% owned Phuoc Son Gold property is located in central Vietnam. Phuoc Son to date contains two known deposits (North and South deposits) and is located along the Phuoc Son-Sepon Suture hosting such world-class deposits as Oxiana's Sepon deposit to the east.

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Olympus Pacific Minerals Inc., as first mover in Vietnam, is positioned to become a leading gold producer and explorer in Southeast Asia. Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

For further information contact:

David Seton, Chairman & CEO
Jim Hamilton, Corporate Communications Manager
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

www.olympuspacific.com

Unless otherwise noted, the technical information in this release has been prepared and/or reviewed by Mr. Roger Dahn, Vice President Exploration, and a Qualified Person as defined by National Instrument 43-101. The Company employs a quality control program to ensure best practices in sampling and analysis of drill core and rock samples. Mineral Assay and Services Co. Ltd., located in Bangkok, Thailand, performs sample preparation and analyses.

Statements contained in this release that are not historical facts are forward-looking statements which involve risk and uncertainties, which could cause actual results to differ materially from those expressed in the forward-looking statements. The Company relies upon litigation protection for forward-looking statements.

OLYMPUS FOFI DISCLAIMER
Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Northern Extension - exploration step-out drill program
HOLE ID	From (m)	To (m)	Core Width (m)	Gold Grade (g/t) Uncut
DSDH 199	232.15	234.00	1.85	8.18
and	244.70	245.00	0.30	7.38
DSDH 203	249.15	251.75	2.60	0.56
DSDH 204	270.65	271.90	1.25	38.81
DSDH 205	245.70	246.60	0.90	3.37
and	267.93	268.60	0.67	3.05
DSDH 206	190.00	190.50	0.50	14.99
and	214.00	215.65	1.65	2.44
including	215.40	215.65	0.25	15.40
DSDH 207	258.65	264.65	6.00	2.11
including	263.00	264.65	1.65	6.61
DSDH 208	268.75	269.20	0.45	11.10
and	282.50	286.35	3.85	3.84
including	284.80	286.35	1.55	8.61
and	291.57	293.00	1.43	6.19
DSDH 209	289.54	297.55	8.01	6.94
including	289.54	291.35	1.81	13.76
DSDH 210	244.90	246.85	1.95	12.24
Notes:
(1) - All holes were drilled at an inclination of -90 degrees unless otherwise stated.
(2) - Based on current geological interpretation of the drilling results, core widths approximately reflect true widths. Additional drilling is required before definitive true widths can be determined.
(3) - All assays were performed by the Mineral Assay and Service Co. Ltd. (MAS Laboratory) located in Bangkok, Thailand using the Fire Assay method on 50 grams of prepared sample. The MAS Laboratory is certified by the Thailand Department of Industrial Works and Ministry of Industry